FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        ______April _______________

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada  V7P 3S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82

MIRAMAR MINING CORPORATION Suite 300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 26, 2007	NEWS RELEASE 07-07	MAE - TSX MNG-AMEX

Miramar Reports Suluk Drilling Encounters wider higher grade zones near surface
- Hole 500 Collars in 8.44 g/t over 60.2 m-
-Doris North Permitting Continues on Track-

VANCOUVER -- Miramar Mining Corporation today announced the first results from the 2007 exploration program at its Hope Bay Project in Nunavut focussed on the Madrid district, where drills are currently drilling the Suluk and South of Suluk deposits. These initial Suluk results have exceeded our expectations with more continuous and higher grade mineralization that could potentially have an impact on technical economic studies underway.

“We are off to another good start at Hope Bay,” said Tony Walsh, President and CEO. “As we continue to work on these systems, our interpretation of their geology becomes more refined. The Suluk zone of the Madrid area continues to demonstrate its potential to contribute to significant gold production at Hope Bay. Also, Doris North permitting is well underway and we believe we are still on track for a late 2008 production start up”

The existing resource at Suluk represents approximately 38% of the total Madrid resource which contains 3,702,300 ounces of gold in the indicated category grading 3.54 g/t and an additional 3,789,900 ounces of gold in the inferred category grading 2.79 g/t. The drilling at the Suluk deposit is targeting potential high impact areas in the shallow portions of the existing resource. These initial drilling results have exceeded our expectations returning mineralization in areas previously interpreted as weakly or not mineralized in part due to limited wide spaced drilling. In general, the near surface grades are higher than previously interpreted and drilling has been able to expand and extend the mineralization at Suluk to depth.

Previous estimates of the inferred resources in these areas were not considered for inclusion in the upcoming feasibility study for Phase II. However, with the tighter spaced drilling and higher grades at these shallow depths, new estimates could have a positive impact in both resource addition and economics of a large scale mining operation due to the shallow location of the mineralization and the increased grade. As a result, this and ongoing work at Suluk may be included in the technical economic studies well underway for Phase II. Details of the drilling reported in this release are included below.

Doris North Permitting Continues

Miramar has compiled the materials requested by the Nunavut Water Board (“NWB”) in relation to Miramar’s water licence application for the Doris North Project and will be submitting them to the NWB in Gjoa Haven, Nunavut, next week.

Once received, it is anticipated that the NWB will review the submission to ensure all issues raised have been addressed, and if so, will set a date for technical sessions to review the materials and public hearings to consider the application.

Although no construction decision on Doris North has been made, Miramar has started procurement and mobilizing of certain equipment with the intention of moving necessary equipment in the shipping season of 2007 to keep the production start up target of late 2008 on track. The final construction decision will be made upon receipt of the updated Doris North Feasibility Study that is expected later this quarter and the timely receipt of all major permits and licences.

2007 Madrid Program

Miramar embarked on the 2007 exploration campaign at Hope Bay with the objectives of advancing the deposits towards completion of a feasibility study for Phase II production, primarily with infill drilling and supporting technical and metallurgical studies; conducting exploration drilling along strike and to depth on the existing deposits; and embarking on testing of priority exploration targets for new discoveries along strike from the existing resource areas.

The 2007 program was initiated on March 17, 2007 with 5 drills testing resource targets from the frozen lake surface in the Suluk area. Two drills are focused on infill drilling to upgrade the inferred resources at Suluk into indicated resources for the purpose of inclusion into a feasibility study. The other two drills are undertaking geotechnical drilling and some regional exploration work South of Suluk.

A total of 6,000m in 20 holes has been completed to date with results available for 8 holes. Results to date are presented below:

Suluk and South of Suluk Targets

A project of infill drilling in the upper 250m of the Suluk resource including targeting the near surface mineralization and higher grade zones is currently on-going. All holes have returned results equivalent to or better than the grades and thicknesses expected based on data from surrounding holes. Highlights are summarized in the following table. Drill hole locations and sections along with complete significant assays are appended to this release.

Drill testing south of Suluk has returned significant values further extending the target intervals.

Suluk/South of Suluk Highlights:

Hole Number	Area	From (m)	To (m)	Length (m)	Au (g/t)

07PMD500	Suluk	23.6	83.8	60.2	8.44

includes		25.0	49.5	24.5	17.2

includes		25.0	35.0	10.0	36.2

07PMD502	Suluk	56.5	139.0	82.5	2.9

and includes		90.0	98.0	9.0	10.7

and includes		120.0	134.0	14.0	3.1

And		158.0	185.5	27.5	4.5

includes		176.0	180.0	4.0	16.1

07PMD505	Suluk	19.1	47.0	27.2	4.5

includes		33.5	39.0	5.5	9.1

includes		44.0	47.0	3.0	10.7

And		258.0	268.0	10.0	5.7

07PSD129	South of Suluk	164.0	169.0	5.0	10.0

Boston Nose Area

Drilling on the BN zone started on April 18, 2007. The purpose of this drilling was to better define the BN zone discovered in 2006 approximately 400 meters north of the main Boston B2/B3 resource. This drilling is continuing and assays are pending. One hole has been completed and one is in progress, and all assays are pending.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, the largest undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing potential gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Project. Miramar then hopes to extend and expand production levels by sequentially developing the rest of Doris, Boston and eventually Madrid. All contemplated production at the Hope Bay project is subject to positive feasibility studies, the availability of financing and permitting and regulatory approval.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101. The analytical method for the gold analyses is gravimetric assay done by TSL in Saskatoon with metallic screen assays for all samples assaying over 20 g/t gold. Check assays are completed by ALS Chemex Laboratories in North Vancouver.

Assay intervals reported are drill core lengths. Geologic interpretation of drill results is underway. However, it is estimated that true widths would generally be at least 70-80% of reported core lengths.

Additional Information

Diagrams and tables detailing some of the matters described herein are attached to this news release. If you are missing these, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on this website.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned program for 2006 , proposed feasibility studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and securities legislation in certain provinces in Canada. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation. For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com

N
Patch Lake
07PMD504
07PMD514
07PMD505
07PMD500
07PMD509
07PMD513
07PMD511
07PMD510
07PMD512
07PMD508
07PMD501
07PMD502
07PMD503
07PMD506
07PMD507
07PSD128
07PSD130
07PSD129
07PSD131
Legend
Newly Released 2007 Drill Hole
2007 Drill Hole in Progress
Large Pit Outline
Small Pit Outline
South Suluk Resource
Outcrop
Suluk Drill Hole Locations
Date: April 2007
Scale: 1:7,500
MIRAMAR HOPE BAY LTD.
0
75
150
300 m

Location Map of Suluk Deposits, Madrid Area

Suluk Generalized Cross Section 49860NW

Suluk Generalized Cross Section 49930NW
Assay table, Madrid Drilling, April 2007

Hole Number	Area	From (m)	To (m)	Length (m)	Au (g/t)

07PMD500	Suluk	23.6	83.8	60.2	8.44

which includes		25.0	49.5	24.5	17.2

and includes		25.0	35.0	10.0	36.2

includes		70.0	83.8	13.8	4.8

which includes		78.5	81.5	3.0	18.1

and		117.4	121.0	3.6	2.6

07PMD501	Suluk	Hole to be used for metallurgical testing, not sampled

07PMD502	Suluk	56.5	139.0	82.5	2.9

includes		62.5	72.0	9.5	4.3

and includes		90.0	98.0	9.0	10.7

and includes		120.0	134.0	14.0	3.1

And		158.0	185.5	27.5	4.5

includes		176.0	180.0	4.0	16.1

And		278.0	283.0	5.0	5.0

And			assays pending

07PMD503	Suluk	86.0	106.0	21.5	1.8

includes		97.0	101.0	4.0	4.8

07PMD504	Suluk		assays pending

07PMD505	Suluk	19.1	26.0	6.9	5.0

includes		19.1	20.0	0.9	13.0

And		33.5	54.0	20.5	4.6

includes		33.5	39.0	5.5	9.1

includes		44.0	47.0	3.0	10.7

And		77.0	83.0	7.0	2.0

And		254.0	268.0	14.0	4.3

includes		258.0	268.0	10.0	5.7

And			assays pending

07PSD128	South of Suluk	205.0	212.0	6.0	4.4

includes		210.5	212.0	1.5	7.5

07PSD129	South of Suluk	147.0	169.0	22.0	4.0

includes		147.0	152.0	5.0	3.7

and includes		155.0	160.0	5.0	3.4

and includes		164.0	169.0	5.0	10.0

and includes			assays pending

07PSD130	exploration	43.5	46.5	3.0	1.3

and		51.0	52.3	1.3	1.4

07PSD131	exploration		nsv

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   April 26, 2007